Exhibit 99.1

OLYMPUS PACIFIC MINERALS INC.

Voting Results for the Annual Meeting of Shareholders Held on May 29, 2009

To:           The Applicable Securities Commissions.

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders (the “Meeting”) of Olympus Pacific Minerals Inc. (the “Corporation”) held on May 29, 2009.

1.           Election of Directors

Management of the Corporation presented to the shareholders its two (2) nominees for directors.  Only two of the five directors were being elected as the other terms had not expired.  The number of shares not voted was 1. According to proxies received and vote by show of hands, the following individuals were elected as directors of the Corporation to hold office until the next annual meeting:

Name	Votes For	Votes Withheld
John A.G. Seton	174,791,322 (99.99%)	22,167 (0.01%)
T. Douglas Willock	174,791,343 (99.99%)	22,131 (0.01%)

2.           Fixing Director’s Term of Office

At the Meeting the shareholders of the Corporation were asked to approve the fixing of the newly-elected director’s term for a period of three years from the date of the Meeting.  According to proxies received and vote by a show of hands, Messrs. John A.G. Seton and T. Douglas Willock will have a fixed term expiring at the third annual meeting following the May 29, 2009 Meeting, based on the following results:

Name	Votes For	Votes Against
John A.G. Seton	139,672,254 (79.9%)	35,141,236 (20.10%)
T. Douglas Willock	139,672,290 (79.9%)	35,141,200 (20.10%)

3.           Appointment of Auditors

At the Meeting the shareholders were asked to approve the appointment of Ernst & Young LLP, Chartered Accountants, as the Corporation’s auditor and to authorize the directors to fix the auditor’s remuneration.  According to proxies received and vote by show of hands, Ernst & Young LLP was appointed as the Corporation’s auditor and the directors were authorized to fix the auditor’s remuneration based on the following results:

Votes For	Votes Withheld
174,801,968 (99.99%)	11,522 (0.01%)